UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                             (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. 11)*


                            TELOS CORPORATION
______________________________________________________________________________
                            (Name of Issuer)


         12% Cumulative Exchangeable Redeemable Preferred Stock
______________________________________________________________________________
                     (Title of Class of Securities)


                               87969B 20 0
______________________________________________________________________________
                             (CUSIP Number)


                            Timothy G. Ewing
                            Ewing & Partners
                       4514 Cole Avenue, Suite 808
                           Dallas, Texas 75205
                             (214) 522-2100
______________________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                             June 2, 2005
______________________________________________________________________________
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13D).


                             Page 1 of 6 Pages

CUSIP NO. 87969B 20 0                13D/A                   Page 2 of 6 Pages


______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Value Partners, Ltd.
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ]
                                                    (b) [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     Not applicable

______________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not applicable
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
______________________________________________________________________________
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     501,317
______________________________________________________________________________
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     0
______________________________________________________________________________
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     501,317
______________________________________________________________________________
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     0
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     501,317
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.7%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     PN
______________________________________________________________________________

CUSIP NO. 87969B 20 0                13D/A                   Page 3 of 6 Pages


______________________________________________________________________________

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Ewing & Partners
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ]
                                                    (b) [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     Not applicable

______________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not applicable
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
______________________________________________________________________________
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     0
______________________________________________________________________________
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     501,317
______________________________________________________________________________
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     0
______________________________________________________________________________
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     501,317
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     501,317
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.7%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     PN
______________________________________________________________________________

CUSIP NO. 87969B 20 0                13D/A                   Page 4 of 6 Pages


______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Timothy G. Ewing
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ]
                                                    (b) [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     Not applicable
______________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not applicable
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
______________________________________________________________________________
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     0
______________________________________________________________________________
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     501,317
______________________________________________________________________________
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     0
______________________________________________________________________________
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     501,317
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     501,317
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.7%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     IN
______________________________________________________________________________

CUSIP NO. 87969B 20 0                13D/A                   Page 5 of 6 Pages


                       AMENDMENT NO. 11 to SCHEDULE 13D


     This amendment ("Amendment No. 11") amends the Schedule 13D as previously filed and amended (the "Schedule") by Value Partners, Ltd. ("VP"), Ewing & Partners ("E&P") (or its predecessor, Fisher Ewing Partners) and Timothy G. Ewing with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the "Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule as previously amended. This Amendment No. 11 speaks only as of its date. Mr. Ewing, E&P, and VP are collectively referred to herein as the "Reporting Persons." The Schedule is amended only to the extent set forth below:

Item 5.  Interest in Securities of the Issuer.

     (a) According to the Issuer's Report on Form 10-Q for the quarter ended March 31, 2005, a total of 3,185,586 shares of Exchangeable Preferred Stock were issued and outstanding as of March 31, 2005. As of June 2, 2005, VP beneficially owns 501,317 shares of Exchangeable Preferred Stock, representing 15.7% of the issued and outstanding Exchangeable Preferred Stock.

     (b) VP has the sole power to vote and dispose of the Exchangeable Preferred Stock beneficially owned by it. VP does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Exchangeable Preferred Stock owned by it. E&P, EAM and Mr. Ewing do not directly own any shares of Exchangeable Preferred Stock of the Issuer. However, E&P, as a general partner of VP, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with VP to vote or direct the vote of, and the shared owner with VP to dispose of or to direct the disposition of, the Exchangeable Preferred Stock owned by VP. Mr. Ewing, as a general partner and the Managing Partner of E&P, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with VP to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Exchangeable Preferred Stock owned by VP. Although EAM holds a 1% general partner interest in E&P, EAM does not have any shared voting or dispositive power over the Exchangeable Preferred Stock owned by VP, as the general partnership agreement for E&P gives such power solely to Mr. Ewing as the Managing Partner of E&P.

     (c) On June 2, 2005, VP sold 60,000 shares of Exchangeable Preferred Stock through a broker at a price of $7.75 per share, net of a broker's commission.

     (d) E&P and Mr. Ewing may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Exchangeable Preferred Stock owned by VP.

     (e)  Not applicable.


CUSIP NO. 87969B 20 0                13D/A                   Page 6 of 6 Pages


                                 SIGNATURES



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 11 to the Schedule 13D is true, complete and correct.

                                   VALUE PARTNERS, LTD.



                                   By:   Ewing & Partners as General Partner


Date:   June 6, 2005               By: /s/ Timothy G. Ewing
                                       -----------------------------------
                                       Timothy G. Ewing, Managing Partner



                                   EWING & PARTNERS


Date:   June 6, 2005               By: /s/ Timothy G. Ewing
                                       -----------------------------------
                                       Timothy G. Ewing, Managing Partner




Date:   June 6, 2005               /s/ Timothy G. Ewing
                                   ---------------------------------------
                                   Timothy G. Ewing